
02040306


SEC MAIL PROCESSING
RECEIVED
JUN 12 2002
WASH. D.C.
155
SECTION

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the Month of May, 2002

FORMULA SYSTEMS (1985) LTD.
(Translation of Registrant's Name into English)

3 Hagalim Boulevard • Herzlia 46725 • ISRAEL
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20F or Form 40-F. Form 20-F [X] Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934. Yes [ ] No [X]

Attached hereto as Exhibit (1) is a press release of the registrant, dated May 30, 2002, announcing the registrant's debenture offering.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FORMULA SYSTEMS (1985) LTD.
(Registrant)

By: 
Dan Goldstein
Chairman of the Board

Dated: May 31, 2002

EXHIBIT INDEX

(1) Press release, dated May 30, 2002.

Exhibit (1)

Formula Systems Announces Closing of Debenture Offering

NIS 70 Million of Debentures, Together With 2 Million Share Options, Publicly Offered in Israel

HERZLIA, Israel, May 30 -- Formula Systems (1985) Ltd. (Nasdaq: FORTY) today announced that it has consummated a public offering of NIS 70 million (approximately $14.3 million) of debentures. Options to purchase an aggregate of 2 million of Formula's ordinary shares were attached to the debentures. The offering was made pursuant to a prospectus in Israel.

The debentures are payable in a lump sum in three years, but can be redeemed earlier by the holders at a predetermined redemption price. The nominal interest rate for the entire three year term is approximately 17%. Principal and interest on the debentures are linked to the Israeli consumer price index.

The associated options have a term of one year and are exercisable at a price of NIS 75 (approximately $15.2) per ordinary share. The exercise price of the options is also linked to the Israeli consumer price index.

Formula Systems (1985) Ltd. (NASDAQ: FORTY):

Formula Systems Ltd., is a global information technology company principally engaged, through its subsidiaries and affiliates, in providing software consulting services, developing proprietary software products and providing computer-based business solutions.

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995:

Statements made in this press release that are not historical facts are forward-looking statements. Such statements involve various risks that may cause actual results to differ materially. These risks and uncertainties include, but are not limited to: market demand for the company's products, dependence on strategic partners, integration of new business, successful implementation of Formula's products, economic and competitive factors, international market conditions, management of growth, technological developments, the ability to finance operations and other factors which are detailed in Formula's Securities and Exchange Commission filings, including its most recent report on Form 20-F. Formula undertakes no obligation to publicly release any revision to any forward-looking statement.